FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of a change in the interests of Dr M Slaoui, a Person Discharging Managerial Responsibility, in the American Depositary Shares (ADSs) of GlaxoSmithKline plc (the "Company") following transactions in the shares of a connected person, as follows:-

On 22 February 2010, Dr Slaoui's connected person, who is an employee of the Company, received the following awards:

Award under                                                                          ADSs

GlaxoSmithKline 2009 Share Option Plan                              5,940
            GlaxoSmithKline
2009 Share Value Plan                               1,490
            GlaxoSmithKline 2009
Performance Share Plan                    2,620

The award of share options was made with an exercise price of US$37.32 per ADS.
The vesting date for all of these awards is 21 February 2013, subject, in the case of the 2009 Performance Share Plan award, to the Remuneration Committee having determined that the performance condition has been satisfied.

The Company and Dr Slaoui's connected person were advised of these transactions on 23 February 2010.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary

23 February 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 23, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc